SECUR 15048840 ION

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67834

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sendero Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 W. Nottingham, Suite 300
(No. and Street)

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Carter (210) 805-1187
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W. (Address) Celeste (City) Texas (State) 75423 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, __Thomas A. Carter____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Sendero Securities, LLC____________________, as of _December 31______________, 2014______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________None____________________

Thomas A. Carter
Signature

_____Chief Financial Officer_____________
Title

Brenda D Allen
Notary Public

NOTARY PUBLIC STATE OF TEXAS
BRENDA D ALLEN
My Commission Expires
September 6, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

We have audited the accompanying statement of financial condition of Sendero Securities, LLC (a Texas limited liability company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Sendero Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendero Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Sendero Securities, LLC's financial statements. The supplemental information is the responsibility of Sendero Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

SENDERO SECURITIES, LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Current Assets

Cash	$	215,747
Receivables		852,293
Prepaid Expenses		8,036
Clearing Deposit		100,000
Property and Equipment, Net		1,352
Other Assets, Net		37,500
Total Assets		1,214,928

Liabilities and Member's Equity

Liabilities

Accounts Payable		10,787
Offices & Administrative Services Fees Payable-Related Party		127,667
Total Liabilities		138,454
Member's Equity		1,076,474
Total Liabilities and Member's Equity	$	1,214,928

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Income
Year Ended December 31, 2014

Revenue	
Securities Commissions	$ 489,653
Investment Referral Fees	2,729,601
Total Revenue	3,219,254
Expenses	
Office and Administrative Service Fees - Related Party	1,479,143
Clearing and Other Charges	414,741
Regulatory Fees	21,676
Losses and Bad Debts	40,936
Other Expenses	75,930
Total Operating Expenses	2,032,426
Net Income	$ 1,186,828

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2014

Member's Equity, December 31, 2013	$	1,859,646
Net Income		1,186,828
Distributions to Member		(1,970,000)
Member's Equity, December 31, 2014	$	1,076,474

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net Income	$	1,186,828
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation and Amortization		33,800
Change in Assets and Liabilities		
Decrease in Receivables		685,909
Decrease in Prepaid Expenses		8,564
Decrease in Accounts Payable		(1,937)
Increase in Office & Administrative Services Fees Payable- Related Party		15,851
Net Cash Provided by Operating Activities		1,929,015
Cash Flows from Financing Activities		
Distributions to Members		(1,970,000)
Net Decrease in Cash		(40,985)
Cash at Beginning of Year		256,733
Cash at End of Year	$	215,748

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Sendero Securities, LLC (the "Company") is a Texas limited liability company organized May 2007. The Company is a wholly-owned subsidiary of Sendero Partners, LLC (the "Parent"), a Texas limited liability company. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's office is located in San Antonio, Texas and its operations consist primarily of providing securities services to individuals located throughout the United States.

Accounting principals followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Substantially, all the Company's financial asset and liability amounts are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Revenue Recognition: Securities transactions are recorded on a trade date basis. Investment referral fees consist of a percentage of the management fee and performance allocation earned by the investment manager to whom clients are referred.

Property and Equipment: Property and equipment consist of computer equipment and are carried at cost. Depreciation and amortization are provided using straight-line method over the asset's estimated useful lives of primarily five years.

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other Assets: Other assets consist of the rights to certain cash flows and are carried at cost. Amortization is provided using straight-line method over the asset's useful life of three years. Amortization expense totaled $25,000 for the year ended December 31, 2014.

Income Taxes: The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

The net income or loss of the Company flows through to its sole member on its Partnership tax return. Accordingly, no federal income taxes are included in the accompanying financial statements.

The Company is subject to State Taxes.

NOTE B – CLEARING BROKER

The Company has an agreement with JP Morgan Clearing Corporation ("JPMCC") to perform various securities clearance services. The agreement with JPMCC requires the Company to maintain net capital equal to the greater of the amount required by the SEC Uniform Net Capital rule or $100,000.

In November of 2014, JPMCC announced its intention to exit the correspondent broker business and gave the firm approximately one year to find new clearing arrangements. The Company has begun the process of reviewing possible options to replace JPMCC as its clearing broker/ dealer.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $180,243 which was $130,243 in excess of its minimum required net capital of $50,000. The Company's net capital ratio was 0.77 to 1.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office Equipment	$	26,592
Accumulated Depreciation	(	25,240)
Total	$	1,352

Depreciation expense totaled $8,800 for the year ended December 31, 2014.

NOTE E – CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include sophisticated financial institutions and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

The Company has cash, commissions receivable, and a clearing deposit held by and due from JPMCC totaling $163,273, or approximately 13% of its total assets at December 31, 2014. The Company has investment referral fees due from two investment managers totaling $834,358, or approximately 69% of its total assets at December 31, 2014.

NOTE F – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION REVENUE AND SERVICES

The Company is under the control of and economically dependent on its Parent and another related entity, Sendero Wealth Management, LLC ("SWM"). The existence of that control and dependency creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company and SWM were not consummated on terms equivalent to arms length transactions.

Two members of the Parent, who are also registered securities representatives and officers of the Company, generated substantially all of the Company's revenue for the year ended December 31, 2014. Compensation to these individuals is paid by SWM under the Office and Administrative Services Agreement. The Company is economically dependent upon these members of the Parent due to the concentration of services provided by them.

For the year ended December 31, 2014, Securities Commissions and Investment Referral Fees earned from entities controlled by a member of the Parent represented approximately 49% of total revenue. The Company is economically dependent upon this member of the Parent due to the concentration of revenue from entities controlled by them.

The Company earns substantially all of its securities commissions from executing securities transactions on behalf of SWM's customers.

The Company entered into an Office and Administrative Services Agreement with SWM effective November 1, 2012 for a one year term, automatically renewable, unless cancelled by either party. Under this agreement, the Company pays a monthly fee for SWM providing all overhead expenses of the Company, including rent, salaries and employee benefits, professional fees and other administrative and overhead expenses. During 2014, the Company was billed $1,479,143 under this agreement, of which $127,667 is payable at December 31, 2014.

NOTE G – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE H – SUBSEQUENT EVENTS

The Company anticipates making distributions to its member of approximately $650,000 in the next nine months.

The Company has evaluated subsequent events through February 13, 2015, the date which the financial statements were available to be issued.

Schedule I

SENDERO SECURITIES, LLC
Supplemental Information Pursuant to Rule 179-5
December 31, 2014

Total member's equity qualified for net capital	$	1,076,474
Deductions and/or charges		
Non-allowable assets:		
Receivables		849,344
Prepaid Expenses		8,036
Property and Equipment Net		1,352
Other Assets, Net		37,500
Total deductions and/or charges		896,232
Net Capital	$	180,242
Aggregate indebtedness		
Accounts Payable	$	10,787
Offices & Administrative Services Fees Payable-Related Party		127,667
Total aggregate indebtedness	$	138,454
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	130,242
Ratio of aggregate indebtedness to net capital		0.77 to 1

See accompanying report of Independent Registered Public Accounting Firm

Sendero Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Sendero Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of Independent Registered Public Accounting Firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sendero Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sendero Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Sendero Securities, LLC stated that Sendero Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sendero Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sendero Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

SENDERO
WEALTH MANAGEMENT

Sendero Securities, LLC
Exemption Report
December 31, 2014

Sendero Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(ii) throughout the most recent fiscal year without exception.

Sendero Securities, LLC

I, Thomas A. Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Financial Officer

January 30, 2015

250 W. Nottingham, Suite 300 San Antonio, Texas 78209 210.805.0171 www.sendero.com

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
Sendero Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Sendero Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sendero Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Sendero Securities, LLC's management is responsible for the Sendero Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance and clearing broker/dealer revenue detail) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and clearing broker/dealer revenue detail) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 19, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********3010*********************MIXED AADC 220
067834 FINRA DEC
SENDERO SECURITIES LLC
250 W NOTTINGHAM DR STE 300
SAN ANTONIO TX 78209-1897

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 6,512

B. Less payment made with SIPC-6 filed (exclude interest) (2,363)
07/28/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,419

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 4,419

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,419

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sendero Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of January, 20 14.

Chief Fiancial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,219,254
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	3,219,254
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	163,955
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	414,741
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 35,862	
Enter the greater of line (i) or (ii)	35,862
Total deductions	614,588
2d. SIPC Net Operating Revenues	$ 2,604,666
2e. General Assessment @ .0025	$ 6,512 (to page 1, line 2.A.)